------------
   FORM 4
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 |_|  CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR FORM 5
OBLIGATIONS MAY CONTINUE.  SEE INSTRUCTION 1(B).

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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940



(Print or Type Responses)

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1.      Name and Address of Reporting Person*

WARBURG PINCUS LLC (1)
--------------------------------------------------------------------------------
    (Last)                             (First)                          (Middle)

466 LEXINGTON AVENUE
--------------------------------------------------------------------------------
                                    (Street)

NEW YORK               NY                10017
--------------------------------------------------------------------------------
(City)               (State)             (Zip)

--------------------------------------------------------------------------------
2.      Issuer Name AND Ticker or Trading Symbol

ARCH CAPITAL GROUP LTD. (NASDAQ-ACGL)

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3.      I.R.S. or Identification Number of Reporting Person, if an entity
        (voluntary)

        13-3536050

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4.      Statement for Month/Day/Year

        12/18/02

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5.      If Amendment, Date of Original (Month/Day/Year)

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6.      Relationship of Reporting Person(s) to Issuer
                             (Check all applicable)

                  [_] Director                    [X] 10% Owner


                  [_] Officer                     [_] Other
                (give title below)                (specify below)



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    7.    Individual or Joint/Group Filing     (Check Applicable Line)

                [_] Form filed by one Reporting Person

                [X] Form filed by More than One Reporting Person

---------------------------------------------------------------------------

      TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                        BENEFICIALLY OWNED


================================================================================

                            2A. Deemed                   4. Securities Acquired (A) 5. Amount of        6. Ownership   7. Nature of
                                Execution 3. Transaction    or Disposed of (D)         Securities          Form: Direct   Indirect
                                Date, if     Code(Instr.8)  (Instr. 3, 4 and 5)        Beneficially        (D) or         Beneficial
1. Title of   2. Transaction    any          -------------- -----------------------    Owned Following     Indirect (I)   Ownership
   Security      Date                        Code       V    Amount  (A)     Price     Reported Transactions (Instr. 4)   (Instr. 4)
   (Instr. 3)  (Month/Day/Year)(Month/Day/Year)                       or (D)           (Instr. 3 and 4)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see
 Instruction 4(b)(v).



                                  Page 1 of 3



FORM 4 (CONTINUED)

          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
     BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                  SECURITIES)
   -------------------------------------------------------------------------------------------------------------------------






1. Title 2. Conver- 3. Trans- 3A. Deemed 4. Trans- 5. Number 6. Date        7. Title and 8. Price of 9. Num 10. Ownership 11. Nature
   of       sion or    action     Execu-    action    of Deri-  Exercisable    Amount of    Deriv-      ber     Form of       of In-
   Deriv-   Exercise   Date       tion      Code      vative    and Expiration Under-       ative       of      Deriv-        direct
   ative    Price of   (Month/    Date,     (Instr.   Secur-    Date           lying        Security    Deriv-  ative         Benefi
   Secu-    Deriva-    Day/       if any    8)        ities     (Month         (Securities  (Instr. 5)  ative   Security:     cial
   rity     tive       Year)      (Month/   --------  Acqu-     Day/Year)      (Instr.                  Secur-  Direct        Owner-
   (Instr.  Security              Day/      Code  V   ired (A)  ---------------3 and 4)                 ities   (D) or        ship
   3)                             Year)               or Dis-   Date    Expir- --------------           Benefi- Indirect      (Instr
                                                      posed     Exer-   ation  Title   Amount           cially  (I)           4)
                                                      of (D)    cisable Date           or               Owned   (Instr. 4)
                                                      (Instr.                          Number           Following
                                                      3, 4, and 5)                     of               Reported
                                                      -----------                      Shares           Transaction(s)
                                                      (A)     (D)                                       (Instr. 4)
   ---------------------------------------------------------------------------------------------------------------------------------
SERIES A     (2)     12/16/02                J(3)   1,502,491(2)  (2)    (2)   COMMON 1,502,491  (3)  20,906,560(2)  I   PARTNERSHIP
CONVERTIBLE                                                                    SHARES                                            (1)
PREFERENCE
SHARES
   ---------------------------------------------------------------------------------------------------------------------------------


EXPLANATION OF RESPONSES:

(1) The security holders are Warburg Pincus (Bermuda) Private Equity VIII, L.P. ("WP VIII Bermuda"), Warburg Pincus (Bermuda) International Partners, L.P. ("WPIP Bermuda"), Warburg Pincus Netherlands International Partners I, C.V. ("WPIP Netherlands I") and Warburg Pincus Netherlands International Partners II, C.V. ("WPIP Netherlands II"). Warburg Pincus (Bermuda) Private Equity Ltd. ("WP VIII Bermuda Ltd.") is the sole general partner of WP VIII Bermuda. Warburg Pincus (Bermuda) International Ltd. ("WPIP Bermuda Ltd.") is the sole general partner of WPIP Bermuda. Warburg, Pincus & Co. ("WP") is the sole general partner of WPIP Netherlands I and WPIP Netherlands II. WP VIII Bermuda, WPIP Bermuda, WPIP Netherlands I and WPIP Netherlands II are managed by Warburg Pincus LLC ("WP LLC").

(2) Subject to certain restrictions on conversion, the Series A Convertible Preference Shares are convertible on a one-for-one basis into Common Shares at the option of the holder and are mandatorily convertible into Common Shares upon the occurrence of certain events. The conversion ratio is subject to antidilution and other adjustments.

(3) As described below, reflects the issuance of additional Series A Convertible Preference Shares pursuant to a post-closing purchase price adjustment under the subscription agreement, dated October 24, 2001, among the Issuer and other signatories thereto (the "Subscription Agreement"). Under the Subscription Agreement, if the closing price of the Issuer's Common Shares is at least $30.00 per share for 20 out of 30 consecutive trading days, the Issuer is required to issue additional Series A Convertible Preference Shares to each purchaser such that the audited price per share is adjusted downward by $1.50 per share. On December 16, 2002, the Issuer was required to issue the above additional Series A Convertible Preference Shares pursuant to this purchase price adjustment.

                         WARBURG PINCUS LLC

                         By:  /s/ Scott A. Arenare                   12/18/02
                            ----------------------------------    -------------
                            ** SIGNATURE OF REPORTING PERSON           DATE
                               Name:  Scott A. Arenare
                               Title: Managing Director

** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

--------------------------------------------------------------------------------
                                   Page 2 of 3



                           JOINT FILER INFORMATION
                                                               Issuer &        Date of Event
        Name                Address        Designated        Ticker Symbol      Requiring              Signature
                                              Filer                               Report
        ----                -------        ----------        -------------     -------------           ---------
Warburg Pincus        c/o A.S.&K.         Warburg        Arch Capital Group    December 16,  Warburg Pincus (Bermuda)
(Bermuda) Private     Services Ltd.       Pincus LLC     Ltd. (ACGL)           2002            Private Equity VIII, L.P.,
Equity VIII, L.P.     Cedar House
                      41 Cedar Avenue                                                        By:  Warburg Pincus (Bermuda) Private
IRS Identification    Hamilton HM 12,                                                          Equity Ltd., its General Partner
No.:                  Bermuda
13-4194502                                                                                   By:  /s/ Kewsong Lee
                                                                                                -------------------------------
                                                                                                Name:  Kewsong Lee
                                                                                                Title: Managing Director

Warburg Pincus        c/o A.S.&K.         Warburg        Arch Capital Group    December 16,  Warburg Pincus (Bermuda)
(Bermuda)             Services Ltd.       Pincus LLC     Ltd. (ACGL)           2002            International Partners, L.P.,
International         Cedar House
Partners, L.P.        41 Cedar Avenue                                                        By:  Warburg Pincus (Bermuda)
                      Hamilton HM 12,                                                          International Ltd., its General
IRS Identification    Bermuda                                                                  Partner
No.:
13-4194501                                                                                   By:  /s/ Kewsong Lee
                                                                                                -------------------------------
                                                                                                Name:  Kewsong Lee
                                                                                                Title: Managing Director

Warburg Pincus        c/o Warburg Pincus  Warburg        Arch Capital Group    December 16,  Warburg Pincus Netherlands
Netherlands           LLC                 Pincus LLC     Ltd. (ACGL)           2002            International Partners I, C.V.,
International         466 Lexington
Partners I, C.V.      Avenue                                                                 By:  Warburg, Pincus & Co.,
                      New York, New York                                                       its General Partner
IRS Identification    10017
No.:                                                                                         By:  /s/ Kewsong Lee
13-4133839                                                                                      -------------------------------
                                                                                                Name:  Kewsong Lee
                                                                                                Title: Managing Director

Warburg Pincus        c/o Warburg Pincus  Warburg        Arch Capital Group    December 16,  Warburg Pincus Netherlands
Netherlands           LLC                 Pincus LLC     Ltd. (ACGL)           2002            International Partners II, C.V.,
International         466 Lexington
Partners II, C.V.     Avenue                                                                 By:  Warburg, Pincus & Co.,
                      New York, New York                                                       its General Partner
IRS Identification    10017
No.:                                                                                         By:  /s/ Kewsong Lee
11-4133841                                                                                      -------------------------------
                                                                                                Name:  Kewsong Lee
                                                                                                Title: Managing Director

Warburg Pincus        c/o A.S.&K.         Warburg        Arch Capital Group    December 16,  Warburg Pincus (Bermuda) Private
(Bermuda) Private     Services Ltd.       Pincus LLC     Ltd. (ACGL)           2002            Equity Ltd.
Equity Ltd.           Cedar House
                      41 Cedar Avenue                                                        By:  /s/ Kewsong Lee
                      Hamilton HM 12,                                                           -------------------------------
IRS Identification    Bermuda                                                                   Name:  Kewsong Lee
No.:                                                                                            Title: Managing Director
Pending

Warburg Pincus        c/o A.S.&K.         Warburg        Arch Capital Group    December 16,  Warburg Pincus (Bermuda)
(Bermuda)             Services Ltd.       Pincus LLC     Ltd. (ACGL)           2002            International Ltd.
International Ltd.    Cedar House
                      41 Cedar Avenue                                                        By:  /s/ Kewsong Lee
                      Hamilton HM 12,                                                           -------------------------------
IRS Identification    Bermuda                                                                   Name:  Kewsong Lee
No.:                                                                                            Title: Managing Director
Pending

Warburg, Pincus & Co. c/o Warburg Pincus  Warburg        Arch Capital Group    December 16,  Warburg, Pincus & Co.
                      LLC                 Pincus LLC     Ltd. (ACGL)           2002
IRS Identification    466 Lexington                                                          By:  /s/ Kewsong Lee
                      Avenue                                                                    -------------------------------
No.                   New York, New York                                                        Name:  Kewsong Lee
13-6358475            10017                                                                     Title: Partner



                                   Page 3 of 3